UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: November 12, 2020

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated November 12, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: November 12, 2020	By:	/s/ N. Angelique Burgess
Angelique Burgess Secretary

TEEKAY LNG PARTNERS REPORTS
THIRD QUARTER 2020 RESULTS
Highlights
•GAAP net income attributable to the partners and preferred unitholders of $40.3 million and GAAP net income per common unit of $0.38 in the third quarter of 2020.
•Adjusted net income(1) attributable to the partners and preferred unitholders of $58.9 million and adjusted net income per common unit of $0.59 in the third quarter of 2020 (excluding other items listed in Appendix A to this release), down slightly from the previous quarter due to a higher than normal number of drydocks.
•Total adjusted EBITDA(1) of $186.9 million in the third quarter of 2020.
•In October 2020, extended charter contract to early-2022 for 52 percent-owned LNG carrier, the Marib Spirit.
•The Partnership's LNG fleet now 100% fixed for 2020 and 96% fixed for 2021.
•Fixed-rate charters continue to perform as expected; reaffirming 2020 financial guidance.
Hamilton, Bermuda, November 12, 2020 – Teekay GP L.L.C., the general partner (the General Partner) of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended September 30, 2020.
Consolidated Financial Summary

	Three Months Ended
	September 30, 2020	June 30, 2020	September 30, 2019
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	148,935	148,205	149,655
Income from vessel operations	69,597	69,589	71,611
Equity income	24,346	32,155	21,296
Net income attributable to the partners and preferred unitholders	40,275	44,934	47,368
Limited partners’ interest in net income per common unit	0.38	0.46	0.51
NON-GAAP FINANCIAL COMPARISON
Total adjusted revenues(1)	249,540	254,001	234,633
Total adjusted EBITDA(1)	186,902	192,340	180,216
Distributable cash flow (DCF)(1)	79,168	83,170	70,925
Adjusted net income attributable to the partners and preferred unitholders(1)	58,933	62,643	50,514
Limited partners’ interest in adjusted net income per common unit	0.59	0.67	0.55

(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Third Quarter of 2020 Compared to Second Quarter of 2020

GAAP net income and non-GAAP adjusted net income attributable to the partners and preferred unitholders were lower for the three months ended September 30, 2020, compared to the three months ended June 30, 2020, primarily due to more scheduled drydockings and higher planned repairs and maintenance expenses during the third quarter of 2020, as well as lower earnings from the redeployment of three, 52 percent-owned liquefied natural gas (LNG) carriers at lower charter rates, one of which was rechartered at a higher rate in October 2020. These decreases were partially offset by lower net interest expense and a decrease in general and administrative expenses.

In addition, GAAP net income was negatively impacted by unrealized credit loss provisions related to the adoption of the new accounting standard (ASC 326) at the beginning of 2020 as a result of a decline in the estimated charter-free values of certain types of LNG carriers. This decrease to GAAP net income was partially offset by unrealized gains on non-designated derivative instruments in the third quarter of 2020, compared to unrealized losses in the second quarter of 2020, and a decrease in unrealized foreign currency exchange losses.

Third Quarter of 2020 Compared to Third Quarter of 2019

GAAP net income and non-GAAP adjusted net income attributable to the partners and preferred unitholders were positively impacted for the three months ended September 30, 2020, compared to the same quarter of the prior year, primarily due to: additional earnings from the delivery of three 50 percent-owned LNG carrier newbuildings in late-2019 and the commencement of terminal use payments to the Partnership’s 30 percent-owned Bahrain LNG Terminal; fewer off-hire days and lower net interest expense; partially offset by lower earnings as a result of the sale of non-core vessels and lower charter rates earned by three 52 percent-owned LNG carriers.

In addition, GAAP net income was negatively impacted by increases in unrealized credit loss provisions related to the adoption of the new accounting standard (ASC 326) at the beginning of 2020 as a result of a decline in the estimated charter-free values of certain types of LNG carriers; partially offset by unrealized gains on non-designated derivative instruments in the Partnership's equity-accounted joint ventures in the third quarter of 2020 compared to losses in the third quarter of 2019.
CEO Commentary

“We generated strong earnings and cash flow again this quarter, despite a higher than usual number of scheduled drydockings,” commented Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd. “We expect our earnings and cash flows to increase in the fourth quarter of 2020 and we continue to be on track to meeting the 2020 financial guidance we provided earlier this year.”

“I’m also pleased to report that we are delivering on a number of our strategic priorities,” continued Mr. Kremin. “During the third quarter of 2020, Teekay LNG reduced its total net debt(2) by nearly $95 million, or 8 percent on an annualized basis, and reduced total net interest expense(2) by over $6 million, or nearly 9 percent, compared with the second quarter of 2020. Importantly, we expect this trend of debt reduction and declining interest expense to continue while simultaneously paying an annual distribution of $1.00 per common unit, which is well-covered by our stable earnings and cash flows. In addition, during the recent market surge in demand for LNG carriers, we locked-in the 52 percent-owned Marib Spirit on a new fixed-rate contract to early-2022 at an improved rate. We approach the end of the year with the confidence that we have already secured fixed-rate contracts for our LNG fleet covering 96 percent of 2021, providing the Partnership with high fleet utilization and stable cash flows.”

Mr. Kremin concluded, “I want to thank our seafarers and onshore colleagues for their continued dedication to providing safe and uninterrupted service to our customers during this COVID-19 pandemic. I am pleased to report that, with the reopening of many jurisdictions during the summer months, we were able to successfully transition nearly all of our crew members across the fleet.”

(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2) Includes Teekay LNG’s proportionate share of net debt and net interest expense in its equity-accounted joint ventures. Total net interest expense includes realized losses on non-designated derivative instruments at the joint venture level of $3.1 million and $2.3 million for the three months ended September 30, 2020 and June 30, 2020, respectively.

Summary of Recent Events

Chartering Activities

In October 2020, the charterer of the 52 percent-owned Marib Spirit exercised its options to extend the current charter by 14 months at a higher charter rate, extending the vessel's charter coverage to early-2022.

Financing Activities

In August 2020, Teekay LNG issued the equivalent of $112 million of unsecured, 5-year notes in the Norwegian Bond market at an all-in fixed coupon rate of 5.74 percent. The net proceeds from the bond issuance were used to repay drawings on the Partnership's revolving credit facilities and as a result, the new bond issuance did not increase the Partnership's financial leverage.

Operating Results

The following table highlights certain financial information for Teekay LNG’s segments: the Liquefied Natural Gas Segment, the Liquefied Petroleum Gas Segment and until the sale of our last conventional tanker in October 2019, the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices D and E for further details).

	Three Months Ended
	September 30, 2020				September 30, 2019
(in thousands of U.S. Dollars)	(unaudited)				(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	138,953	9,982	—	148,935	137,212	10,846	1,597	149,655
Income (loss) from vessel operations	70,313	(716)	—	69,597	73,236	(1,124)	(501)	71,611
Equity income	22,674	1,672	—	24,346	20,262	1,034	—	21,296
NON-GAAP FINANCIAL COMPARISON
Consolidated adjusted EBITDA(i)	104,473	1,227	—	105,700	109,556	867	292	110,715
Adjusted EBITDA from equity- accounted vessels(i)	71,683	9,519	—	81,202	59,646	9,855	—	69,501
Total adjusted EBITDA(i)	176,156	10,746	—	186,902	169,202	10,722	292	180,216
(i)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Natural Gas Segment

Income from vessel operations and consolidated adjusted EBITDA(1) for the liquefied natural gas segment for the three months ended September 30, 2020, compared to the same quarter of the prior year, decreased primarily due to a reduction in earnings upon the sales of the WilForce and WilPride LNG carriers in January 2020; and an increase in vessel operating expenses due to timing of repairs and maintenance for certain of the Partnership's LNG carriers during the third quarter of 2020. These decreases were partially offset by fewer off-hire days in the third quarter of 2020 relating to scheduled dry dockings for certain of the Partnership's LNG carriers.

Equity income and adjusted EBITDA from equity-accounted vessels(1) for the liquefied natural gas segment for the three months ended September 30, 2020, compared to the same quarter of the prior year, increased primarily due to the deliveries of three ARC7 LNG carrier newbuildings between August and December 2019 to the Yamal LNG Joint Venture and commencement of terminal use payments in January 2020 to the Bahrain LNG Joint Venture. These increases were partially offset by lower earnings from the MALT Joint Venture as a result of lower charter rates earned upon redeployment of the Arwa Spirit and Marib Spirit during the second quarter of 2020 and the Methane Spirit in July 2020, and the recognition of drydock hire revenue for the Meridian Spirit in the third quarter of 2019. In addition, GAAP equity income was negatively impacted by increases in unrealized credit loss provisions in the third quarter of 2020 related to the adoption of the new accounting standard (ASC 326) at the beginning of 2020 as a result of a decline in the estimated charter-free values of certain types of LNG carriers; partially offset by unrealized gains on non-designated derivative instruments in the Partnership's equity-accounted joint ventures in the third quarter of 2020 compared to losses in the third quarter of 2019.

Liquefied Petroleum Gas Segment

Loss from vessel operations, consolidated adjusted EBITDA(1) and equity income and adjusted EBITDA from equity-accounted vessels(1) for the liquefied petroleum gas (LPG) segment for the three months ended September 30, 2020 were comparable to the same quarter of the prior year.

Conventional Tanker Segment

There were no results from vessel operations for the conventional tanker segment for the three months ended September 30, 2020, as the last of the Partnership's conventional tanker, the Alexander Spirit, was sold in October of 2019.

(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of November 1, 2020. In addition, the Partnership owns a 30 percent interest in an LNG regasification terminal in Bahrain.

Number of Vessels
Owned and In-Chartered Vessels(i)
LNG Carrier Fleet	47(ii)
LPG/Multi-gas Carrier Fleet	30(iii)
Total	77
(i)Includes vessels leased by the Partnership from third parties and accounted for as finance leases.
(ii)The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.
(iii)The Partnership’s ownership interests in these vessels range from 50 percent to 100 percent.

Liquidity

As of September 30, 2020, the Partnership had total liquidity of $430.8 million (comprised of $201.0 million in cash and cash equivalents and $229.8 million in undrawn credit facilities) compared to $306.3 million as of June 30, 2020.

Conference Call

The Partnership plans to host a conference call on Thursday, November 12, 2020 at 1:00 p.m. (ET) to discuss the results for the third quarter of 2020. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

▪By dialing 1 (800) 367-2403 or 1 (647) 490-5367, if outside North America, and quoting conference ID code 6710573.
▪By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Third Quarter of 2020 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay LNG Partners L.P.

Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG and LPG services primarily under long-term, fee-based charter contracts through its interests in 47 LNG carriers, 23 mid-size LPG carriers, and seven multi-gas carriers. The Partnership's ownership interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in an LNG regasification terminal. Teekay LNG Partners is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.
For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the SEC. These non-GAAP financial measures which include Adjusted Net Income Attributable to the Partners and Preferred Unitholders, Distributable Cash Flow, Total Adjusted Revenues and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.
Non-GAAP Financial Measures
Total Adjusted Revenues represents the Partnership's voyage revenues from its consolidated vessels, as shown in the Partnership's Consolidated Statements of Income, and its proportionate ownership percentage of the voyage revenues from its equity-accounted joint ventures, as shown in Appendix E of this release, less the Partnership's proportionate share of voyage revenues earned directly from its equity-accounted joint ventures. Please refer to Appendix C and E of this release for a reconciliation of this non-GAAP financial measure to voyage revenues and equity income, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements. The Partnership's equity-accounted joint ventures are generally required to distribute all available cash to their owners. However, the timing and amount of dividends from each of the Partnership's equity-accounted joint ventures may not necessarily coincide with the operating cash flow generated from each respective equity-accounted joint venture. The timing and amount of dividends distributed by the Partnership's equity-accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements of the joint ventures, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures and/or as required under financing agreements.
Adjusted EBITDA represents net income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include unrealized credit loss provisions, unrealized gains or losses on non-designated derivative instruments, foreign currency exchange gains or losses, adjustments for direct financing and sales-type leases to a cash basis, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Partnership's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income and equity income, respectively, which are the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net Income Attributable to the Partners and Preferred Unitholders excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, and refer to footnote (3) of the Consolidated Statements of Income for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow (DCF) represents GAAP net income adjusted for depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, unrealized credit loss provisions, distributions relating to equity financing of newbuilding installments, distributions relating to preferred units, adjustments for direct financing and sales-type leases to a cash basis, unrealized foreign currency exchange gains or losses, and the Partnership’s proportionate share of such items in its equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of Income
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	148,935	148,205	149,655	437,027	452,459

Voyage expenses	(3,950)	(5,329)	(4,961)	(11,596)	(16,759)
Vessel operating expenses	(30,642)	(28,407)	(27,321)	(85,153)	(80,879)
Time-charter hire expense	(5,980)	(5,368)	(5,336)	(17,270)	(14,007)
Depreciation and amortization	(32,601)	(31,629)	(34,248)	(96,869)	(103,712)
General and administrative expenses	(6,165)	(7,883)	(5,393)	(20,215)	(17,692)
Write-down of vessels(1)	—	—	(785)	(45,000)	(785)
Restructuring charges(2)	—	—	—	—	(2,976)
Income from vessel operations	69,597	69,589	71,611	160,924	215,649

Equity income(3)	24,346	32,155	21,296	56,874	28,612
Interest expense	(30,528)	(35,143)	(40,574)	(102,375)	(123,809)
Interest income	1,406	1,697	1,025	5,473	3,063
Realized and unrealized loss on non-designated derivative instruments(4)	(1,327)	(8,516)	(3,270)	(30,314)	(17,713)
Foreign currency exchange (loss) gain(5)	(7,853)	(11,624)	2,879	(14,738)	(5,095)
Other expense(6)	(14,149)	(679)	(1,828)	(15,189)	(2,064)
Net income before income tax expense (recovery)	41,492	47,479	51,139	60,655	98,643
Income tax expense (recovery)	(1,420)	1,804	(788)	(2,128)	(5,115)
Net income	40,072	49,283	50,351	58,527	93,528

Non-controlling interest in net (loss) income	(203)	4,349	2,983	6,312	8,108
Preferred unitholders' interest in net income	6,425	6,425	6,426	19,275	19,276
General partner's interest in net income	595	713	820	519	1,324
Limited partners’ interest in net income	33,255	37,796	40,122	32,421	64,820
Limited partners' interest in net income per common unit:
• Basic	0.38	0.46	0.51	0.40	0.83
• Diluted	0.38	0.46	0.51	0.39	0.83
Weighted-average number of common units outstanding:
• Basic	86,951,234	82,197,665	78,012,514	82,010,753	78,402,239
• Diluted	87,041,046	82,262,235	78,106,770	82,109,826	78,488,331
Total number of common units outstanding at end of period	86,951,234	86,927,558	77,509,411	86,951,234	77,509,411

(1)In the first quarter of 2020, the Partnership wrote-down six wholly-owned multi-gas carriers to their estimated fair values. The total impairment charge of $45.0 million related to the six multi-gas carriers is included in write-down of vessels for the nine months ended September 30, 2020. In September 2019, the Partnership recorded a write-down of $0.8 million for the three and nine months ended September 30, 2019 on the Alexander Spirit, which was sold in October 2019.

(2)In January 2019, the Toledo Spirit conventional tanker was sold and as a result of this sale, the Partnership recorded restructuring charges of $3.0 million for the nine months ended September 30, 2019.

(3)The Partnership’s proportionate share of items within equity income as identified in Appendix A of this release are detailed in the table below. By excluding these items from equity income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to better evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2020	2019	2020	2019
Equity income	24,346	32,155	21,296	56,874	28,612
Proportionate share of unrealized (gain) loss on non-designated interest rate swaps	(2,680)	3,806	5,150	23,330	14,612
Proportionate share of unrealized credit loss provisions(a)	7,099	(423)	—	15,656	—
Proportionate share of other items	1,167	362	(77)	990	1,392
Equity income adjusted for items in Appendix A	29,932	35,900	26,369	96,850	44,616

(a) Related to adoption of new accounting standard ASC 326 effective January 1, 2020.

(4)    The realized losses on non-designated derivative instruments relate to the amounts the Partnership actually paid to settle non-designated derivative instruments and the unrealized gains (losses) on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2020	2019	2020	2019
Realized losses relating to:
Interest rate swap agreements	(4,947)	(3,662)	(2,621)	(11,520)	(7,398)
Foreign currency forward contracts	—	—	—	(241)	—
	(4,947)	(3,662)	(2,621)	(11,761)	(7,398)
Unrealized gains (losses) relating to:
Interest rate swap agreements	3,620	(4,854)	(215)	(18,755)	(9,740)
Foreign currency forward contracts	—	—	(434)	202	(535)
Toledo Spirit time-charter derivative	—	—	—	—	(40)
	3,620	(4,854)	(649)	(18,553)	(10,315)
Total realized and unrealized losses on non-designated derivative instruments	(1,327)	(8,516)	(3,270)	(30,314)	(17,713)

(5)    For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income.

Foreign currency exchange (loss) gain includes realized (losses) gains relating to the amounts the Partnership paid to settle the Partnership’s non-designated cross currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Krone (NOK) denominated unsecured bonds. Foreign currency exchange gain (loss) also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments and unrealized gain (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2020	2019	2020	2019
Realized losses on cross-currency swaps	(1,669)	(1,430)	(1,431)	(4,916)	(3,952)
Realized losses on cross-currency swaps maturity	—	(33,844)	—	(33,844)	—
Realized gains on repurchase of NOK bonds	—	33,844	—	33,844	—
Unrealized gains (losses) on cross currency swaps	1,490	45,881	(23,759)	(2,169)	(25,818)
Unrealized (losses) gains on revaluation of NOK bonds	(1,836)	(53,794)	22,167	(1,657)	17,687

(6)Includes unrealized credit loss provisions of $14.4 million and $14.6 million for the three and nine months ended September 30, 2020, respectively, related to the Partnership's adoption of ASC 326 effective January 1, 2020.

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at September 30,	As at June 30,	As at December 31,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	201,036	226,328	160,221
Restricted cash – current	11,224	11,544	53,689
Accounts receivable	6,753	9,694	13,460
Prepaid expenses	9,706	10,891	6,796
Current portion of derivative assets	—	—	355
Current portion of net investments in direct financing and sales-type leases, net	13,762	14,014	273,986
Advances to affiliates	1,953	3,025	5,143
Other current assets	237	237	238
Total current assets	244,671	275,733	513,888

Restricted cash – long-term	42,577	54,603	39,381

Vessels and equipment
At cost, less accumulated depreciation	1,244,123	1,256,434	1,335,397
Vessels related to finance leases, at cost, less accumulated depreciation	1,664,059	1,675,168	1,691,945
Operating lease right-of-use asset	24,179	27,568	34,157
Total vessels and equipment	2,932,361	2,959,170	3,061,499
Investments in and advances, net to equity-accounted joint ventures	1,092,724	1,082,346	1,155,316
Net investments in direct financing and sales-type leases, net	508,561	525,812	544,823
Other assets	20,025	17,633	14,738
Derivative assets	—	—	1,834
Intangible assets – net	36,724	38,938	43,366
Goodwill	34,841	34,841	34,841
Total assets	4,912,484	4,989,076	5,409,686
LIABILITIES AND EQUITY
Current
Accounts payable	2,319	4,270	5,094
Accrued liabilities	84,975	79,832	76,752
Unearned revenue	32,685	30,185	28,759
Current portion of long-term debt	291,720	295,282	393,065
Current obligations related to finance leases	71,441	70,955	69,982
Current portion of operating lease liabilities	13,841	13,681	13,407
Current portion of derivative liabilities	35,616	34,997	38,458
Advances from affiliates	13,970	18,271	7,003
Total current liabilities	546,567	547,473	632,520
Long-term debt	1,201,909	1,263,202	1,438,331
Long-term obligations related to finance leases	1,287,044	1,305,056	1,340,922
Long-term operating lease liabilities	10,338	13,887	20,750
Derivative liabilities	81,991	88,336	51,006
Other long-term liabilities	53,088	52,635	49,182
Total liabilities	3,180,937	3,270,589	3,532,711
Equity
Limited partners – common units	1,459,599	1,447,690	1,543,598
Limited partners – preferred units	285,159	285,159	285,159
General partner	46,081	45,868	50,241
Accumulated other comprehensive loss	(111,967)	(116,313)	(57,312)
Partners' equity	1,678,872	1,662,404	1,821,686
Non-controlling interest	52,675	56,083	55,289
Total equity	1,731,547	1,718,487	1,876,975
Total liabilities and total equity	4,912,484	4,989,076	5,409,686

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Nine Months Ended
	September 30,	September 30,
	2020	2019
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	58,527	93,528
Non-cash and non-operating items:
Unrealized loss on non-designated derivative instruments	18,553	10,315
Depreciation and amortization	96,869	103,712
Write-down of vessels	45,000	785
Unrealized foreign currency exchange loss (gain) including the effect of settlement of cross currency swaps upon maturity	10,697	(1,213)
Equity income, net of distributions received $32,297 (2019 – $25,374)	(24,577)	(3,238)
Amortization of deferred financing issuance costs included in interest expense	4,401	6,722
Change in unrealized credit loss provisions included in other expense	14,557	—
Other non-cash items	3,595	6,173
Change in non-cash operating assets and liabilities:
Receipts from direct financing and sales-type leases	270,973	9,242
Expenditures for dry docking	(1,984)	(8,836)
Other non-cash operating assets and liabilities	15,960	(15,227)
Net operating cash flow	512,571	201,963
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	561,127	158,924
Scheduled repayments of long-term debt and settlement of related swaps	(220,875)	(95,730)
Prepayments of long-term debt	(687,061)	(183,787)
Financing issuance costs	(5,111)	(989)
Proceeds from financing related to sales and leaseback of vessels	—	317,806
Scheduled repayments of obligations related to finance leases	(52,419)	(54,484)
Extinguishment of obligations related to finance leases	—	(111,617)
Repurchase of common units	(15,635)	(25,729)
Cash distributions paid	(75,845)	(60,926)
Dividends paid to non-controlling interests	(3,390)	(90)
Acquisition of non-controlling interest in certain of the Partnership's subsidiaries	(2,219)	—
Net financing cash flow	(501,428)	(56,622)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(9,597)	(91,503)
Capital contributions and advances to equity-accounted joint ventures	—	(42,171)
Net investing cash flow	(9,597)	(133,674)
Increase in cash, cash equivalents and restricted cash	1,546	11,667
Cash, cash equivalents and restricted cash, beginning of the period	253,291	222,864
Cash, cash equivalents and restricted cash, end of the period	254,837	234,531

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	40,072	49,283	50,351
Less: net loss (income) attributable to non-controlling interests	203	(4,349)	(2,983)
Net income attributable to the partners and preferred unitholders	40,275	44,934	47,368
Add (subtract) specific items affecting net income:
Write-down of vessels(1)	—	—	785
Foreign currency exchange losses (gains)(2)	6,184	10,194	(4,607)
Unrealized credit loss provisions, unrealized gains and losses on non-designated derivative instruments and other items from equity-accounted investees(3)	5,586	3,745	5,073
Unrealized (gains) losses on non-designated derivative instruments(4)	(3,620)	4,854	649
Unrealized credit loss provisions and other items(5)	14,397	(1,619)	1,417
Non-controlling interests’ share of items above(6)	(3,889)	535	(171)
Total adjustments	18,658	17,709	3,146
Adjusted net income attributable to the partners and preferred unitholders	58,933	62,643	50,514

Preferred unitholders' interest in adjusted net income	6,425	6,425	6,426
General partner's interest in adjusted net income	923	1,044	882
Limited partners’ interest in adjusted net income	51,585	55,174	43,206
Limited partners’ interest in adjusted net income per common unit, basic	0.59	0.67	0.55
Weighted-average number of common units outstanding, basic	86,951,234	82,197,665	78,012,514

(1)See Note 1 to the Consolidated Statements of Income included in this release for further details.
(2)Foreign currency exchange losses (gains) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross currency swaps for the NOK bonds. See Note 5 to the Consolidated Statements of Income included in this release for further details.
(3)Reflects the proportionate share of unrealized credit loss provisions and unrealized gains or losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes in the Partnership's equity-accounted investees. See Note 3 to the Consolidated Statements of Income included in this release for further details.
(4)Reflects the unrealized losses due to changes in the mark-to-market value of the Partnership's derivative instruments that are not designated as hedges for accounting purposes. See Note 4 to the Consolidated Statements of Income included in this release for further details.
(5)For the three months ended September 30, 2020, includes unrealized credit loss provisions of $14.4 million related to the Partnership's adoption of ASC 326 effective January 1, 2020.
(6)Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net income listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)

Net income	40,072	49,283	50,351
Add:
Partnership’s share of equity-accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	38,065	42,725	34,319
Depreciation and amortization	32,601	31,629	34,248
Unrealized credit loss provisions	14,397	260	—
Foreign currency exchange loss (gain)	6,184	10,194	(4,607)
Direct finance and sale-type lease payments received in excess of revenue recognized and other adjustments	3,502	3,392	4,071
Write-down of vessels	—	—	785
Distributions relating to equity financing of newbuildings	—	—	1,012
Subtract:
Deferred income tax and other non-cash items	(709)	271	801
Unrealized (gain) loss on non-designated derivative instruments	(3,620)	4,854	649
Distributions relating to preferred units	(6,425)	(6,425)	(6,426)
Estimated maintenance capital expenditures	(14,683)	(14,513)	(17,562)
Equity income	(24,346)	(32,155)	(21,296)
Distributable Cash Flow before non-controlling interest	85,038	89,515	76,345
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,870)	(6,345)	(5,420)
Distributable Cash Flow	79,168	83,170	70,925
Amount of cash distributions attributable to the General Partner	(389)	(411)	(301)
Limited partners' Distributable Cash Flow	78,779	82,759	70,624
Weighted-average number of common units outstanding, basic	86,951,234	82,197,665	78,012,514
Distributable Cash Flow per limited partner common unit	0.91	1.01	0.91
(1)The estimated maintenance capital expenditures relating to the Partnership’s share of equity-accounted joint ventures were $15.4 million, $15.2 million and $11.8 million for the three months ended September 30, 2020, June 30, 2020 and September 30, 2019, respectively.

Teekay LNG Partners L.P.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted Revenues and Total Adjusted EBITDA
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	148,935	148,205	149,655
Partnership's proportionate share of voyage revenues from its equity-accounted joint ventures (See Appendix E)	106,626	111,365	90,479
Less the Partnership’s proportionate share of voyage revenues earned directly from its equity-accounted joint ventures	(6,021)	(5,569)	(5,501)
Total adjusted revenues	249,540	254,001	234,633

	Three Months Ended
	September 30,	June 30,	September 30,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
Net income	40,072	49,283	50,351
Depreciation and amortization	32,601	31,629	34,248
Interest expense, net of interest income	29,122	33,446	39,549
Income tax expense (recovery)	1,420	(1,804)	788
EBITDA	103,215	112,554	124,936

Add (subtract) specific income statement items affecting EBITDA:
Foreign currency exchange loss (gain)	7,853	11,624	(2,879)
Other expense	14,149	679	1,828
Equity income	(24,346)	(32,155)	(21,296)
Realized and unrealized loss on non-designated derivative instruments	1,327	8,516	3,270
Write-down of vessels	—	—	785
Direct finance and sale-type lease payments received in excess of revenue recognized and other adjustments	3,502	3,392	4,071
Consolidated adjusted EBITDA	105,700	104,610	110,715
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	81,202	87,730	69,501
Total adjusted EBITDA	186,902	192,340	180,216

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Consolidated Adjusted EBITDA by Segment
(in thousands of U.S. Dollars)

	Three Months Ended September 30, 2020
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	138,953	9,982	—	148,935
Voyage expenses	(427)	(3,523)	—	(3,950)
Vessel operating expenses	(25,871)	(4,771)	—	(30,642)
Time-charter hire expenses	(5,980)	—	—	(5,980)
Depreciation and amortization	(30,658)	(1,943)	—	(32,601)
General and administrative expenses	(5,704)	(461)	—	(6,165)
Income (loss) from vessel operations	70,313	(716)	—	69,597
Depreciation and amortization	30,658	1,943	—	32,601
Direct finance and sales-type lease payments received in excess of revenue recognized and other adjustments	3,502	—	—	3,502
Consolidated adjusted EBITDA	104,473	1,227	—	105,700

	Three Months Ended September 30, 2019
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	137,212	10,846	1,597	149,655
Voyage recoveries (expenses)	286	(4,778)	(469)	(4,961)
Vessel operating expenses	(21,890)	(4,804)	(627)	(27,321)
Time-charter hire expenses	(5,336)	—	—	(5,336)
Depreciation and amortization	(32,249)	(1,991)	(8)	(34,248)
General and administrative expenses	(4,787)	(397)	(209)	(5,393)
Write-down of vessels	—	—	(785)	(785)
Income (loss) from vessel operations	73,236	(1,124)	(501)	71,611
Depreciation and amortization	32,249	1,991	8	34,248
Write-down of vessels	—	—	785	785
Direct finance and sales-type lease payments received in excess of revenue recognized and other adjustments	4,071	—	—	4,071
Consolidated adjusted EBITDA	109,556	867	292	110,715

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30, 2020		September 30, 2019
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	246,488	106,626	205,727	90,479
Voyage expenses	(2,815)	(1,367)	(1,858)	(928)
Vessel operating expenses, time-charter hire expenses and general and administrative expenses	(74,398)	(32,778)	(57,786)	(25,564)
Depreciation and amortization	(26,485)	(13,328)	(28,891)	(13,962)
Income from vessel operations of equity-accounted vessels	142,790	59,153	117,192	50,025
Net interest expense	(61,584)	(25,133)	(56,628)	(23,221)
Income tax expense	(449)	(235)	(32)	(16)
Other items including realized and unrealized losses on derivative instruments and unrealized credit loss provisions(2)	(26,623)	(9,439)	(18,270)	(5,492)
Net income / equity income of equity-accounted vessels	54,134	24,346	42,262	21,296
Net income / equity income of equity-accounted LNG vessels	50,627	22,674	40,032	20,262
Net income / equity income of equity-accounted LPG vessels	3,507	1,672	2,230	1,034

Net income / equity income of equity-accounted vessels	54,134	24,346	42,262	21,296
Depreciation and amortization	26,485	13,328	28,891	13,962
Net interest expense	61,584	25,133	56,628	23,221
Income tax expense	449	235	32	16
EBITDA from equity-accounted vessels	142,652	63,042	127,813	58,495

Add (subtract) specific income statement items affecting EBITDA:
Other items including realized and unrealized losses on derivative instruments and unrealized credit loss provisions(2)	26,623	9,439	18,270	5,492
Direct finance and sale-type lease payments received in excess of revenue recognized	26,752	9,677	17,701	6,470
Amortization of in-process contracts	(1,759)	(956)	(1,758)	(956)
Adjusted EBITDA from equity-accounted vessels	194,268	81,202	162,026	69,501
Adjusted EBITDA from equity-accounted LNG vessels	175,231	71,683	142,311	59,646
Adjusted EBITDA from equity-accounted LPG vessels	19,037	9,519	19,715	9,855

(1)The Partnership's equity-accounted vessels for the three months ended September 30, 2020 and 2019 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interest in the Partnership’s joint venture with Exmar NV (the Excalibur Joint Venture), which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 LPG carriers as at September 30, 2020, compared to 22 owned and in-chartered LPG carriers as at September 30, 2019; the Partnership’s ownership interest ranging from 20 to 30 percent in four LNG carriers as at September 30, 2020 chartered to Shell (the Pan Union Joint Venture); the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture as at September 30, 2020, compared to four ARC7 LNG carriers and two ARC7 LNG carrier newbuildings as at September 30, 2019; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.

(2)Unrealized credit loss provisions relate to the Partnership's adoption of ASC 326 effective January 1, 2020.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at September 30, 2020		As at December 31, 2019
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	598,177	250,977	509,065	210,736
Other current assets	68,446	26,702	62,566	27,719
Property, plant and equipment, including owned vessels, vessels related to finance leases and operating lease right-of-use assets	2,004,583	1,023,826	3,112,349	1,375,570
Net investments in sales-type and direct financing leases, current and non-current	5,420,362	2,091,072	4,589,139	1,856,709
Other non-current assets	77,002	48,001	50,967	41,015
Total assets	8,168,570	3,440,578	8,324,086	3,511,749

Current portion of long-term debt and obligations related to finance leases and operating leases	540,300	244,754	315,247	136,573
Current portion of derivative liabilities	65,440	25,622	34,618	13,658
Other current liabilities	172,226	70,813	153,816	66,224
Long-term debt and obligations related to finance leases and operating leases	4,606,936	1,844,580	5,026,123	2,041,595
Shareholders' loans, current and non-current	346,969	129,550	346,969	126,546
Derivative liabilities	311,665	126,461	162,640	66,060
Other long-term liabilities	62,650	30,950	64,196	32,323
Equity	2,062,384	967,848	2,220,477	1,028,770
Total liabilities and equity	8,168,570	3,440,578	8,324,086	3,511,749

Investments in equity-accounted joint ventures		967,848		1,028,770
Advances to equity-accounted joint ventures		129,550		126,546
Unrealized credit loss provisions(2)		(4,674)		—
Investments in and advances, net to equity-accounted joint ventures		1,092,724		1,155,316

(1)The Partnership's equity-accounted vessels as at September 30, 2020 and December 31, 2019 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interests in the Excalibur Joint Venture, which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in Exmar LPG BVBA, which owns and in-charters 23 LPG carriers; the Partnership’s ownership interest ranging from 20 percent to 30 percent in four LNG carriers chartered to Shell in the Pan Union Joint Venture; the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.
(2)The unrealized credit loss provisions relate to the Partnership's adoption of ASC 326 effective January 1, 2020.

Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the impact of COVID-19 and related global events on the Partnership's operations and cash flows; expected increase in the Partnership’s earnings and cash flows commencing in the fourth quarter of 2020; the Partnership’s ability to achieve previously disclosed financial guidance for 2020; fixed charter coverage for the Partnership's LNG fleet for the remainder of 2020 and 2021; the Partnership's operational performance and cost competitiveness; expected reductions in the Partnership’s interest costs as it continues to reduce its debt levels; and the continued performance of the Partnership's and its joint ventures' charter contracts. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Partnership's fleet; higher than expected costs and expenses, including as a result of off-hire days or dry-docking requirements; delays in the Partnership’s ability to successfully and timely complete dry dockings; general market conditions and trends, including spot, multi-month and multi-year charter rates; inability of customers of the Partnership or any of its joint ventures to make future payments under contracts; potential further delays to the formal commencement of commercial operations of the Bahrain Regasification Terminal; the inability of the Partnership to renew or replace long-term contracts on existing vessels; potential lack of cash flow to reduce balance sheet leverage or of excess capital available to allocate towards returning capital to unitholders; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2019. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.